Exhibit 99.1

Claude Resources Expands Mineralization at Amisk

'Intercepts include 0.92 g/t Au, 7.9 g/t Ag over 36.60 metres'

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, May 5 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude") is pleased to announce step-out and infill drill intercepts from its 2011 winter exploration program at the 15,400 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation; Claude is the operator of the Joint Venture.

A total of 8 holes, 3,234 metres, were completed and assayed from the 2011 winter drill program. The program tested from surface to in excess of 600 metres depth and was designed to expand the limits of the Amisk Gold Deposit as well as infill within the northern portion of the deposit.

Drilling successfully expanded the system along strike 400 metres to the southwest and 150 metres to the north of and below the conceptual open pit (Figures 1, 2 and Table 1). Intercepts include 0.92 g/t Au and 7.9 g/t Ag over 36.60 metres in hole AL-11-298 and 0.70 g/t Au and 3.5 g/t Ag over 54.12 metres in AL-11-297.  Gold and silver mineralization intercepted in the drilling is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has now intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, north and at depth.

Five drill holes successfully confirmed continuity of gold mineralization within the northern portion of the deposit (Table 1). Significant results include: 1.02 g/t Au and 2.6 g/t Ag over 39.08 metres in hole AL-11-292 and 0.50 g/t Au and 2.7 g/t Ag over 55.40 metres in hole AL-11-296.

"This latest drill program has intercepted the target stratigraphy and significant intercepts up to 400 metres southwest, to the north and at depth, below the conceptual pit outline," stated Brian Skanderbeg, Vice President Exploration.

Table 1: 2011 winter drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Target
AL-11-292	10011	5091	65/-45	133.00	172.08	39.08	1.02	2.6	Infill
			Incl	133.00	135.00	2.00	8.98	19.0
			And	184.58	263.96	79.38	0.49	2.2
AL-11-293	9992	5146	65/-45	123.00	145.85	22.85	0.51	2.0	Infill
			And	162.57	207.60	45.03	0.50	1.6
			And	236.00	247.45	11.45	0.99	3.5
AL-11-294	10037	5168	65/-45	105.00	127.50	22.50	0.45	1.6	Infill
			And	175.13	205.00	29.87	0.55	2.9
AL-11-295	10097	5198	65/-45	80.70	105.57	24.87	0.55	2.5	Infill
AL-11-296	9968	5201	65/-45	171.82	193.50	21.68	0.54	1.3	Infill
			And	211.00	266.40	55.40	0.50	2.7
AL-11-297	9965	5575	180/-54	162.50	229.50	67.00	0.55	2.9	North Ext
			And	348.24	402.36	54.12	0.70	3.5
			And	667.14	693.50	26.36	0.40	2.8
			And	753.50	779.00	25.50	0.91	4.8
AL-11-298	9588	4215	45/-45	166.40	203.00	36.60	0.92	7.9	SW Ext
AL-11-299	9750	5475	171/-63	272.00	300.00	28.00	0.36	1.6	North Ext
			And	623.00	636.00	13.00	0.82	2.5
Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 60 and 100 percent of drilled width.  They may include internal dilution intervals of up to 10 metres. Intercepts meet a minimum criterion of 0.3 g/t and a 10 gram-metre product.

As outlined in Claude's News Release dated February 17th, 2011 ('Claude Reports Initial Open Pit Resource at Amisk Gold Project'), results from previous drilling have been incorporated into a National Instrument 43-101 ('NI 43-101') compliant Resource and Technical Report. SRK Consulting of Toronto completed the Resource Study and Technical Report during the first quarter of 2011.  The drill results reported herein were not incorporated into the February 7th Resource Statement.

Table 2: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan, February 9, 2011.
Resource Class	Quantity (000's tonnes)	Grade (g/tonne)			Contained Ounces (000's)
		Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645
* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Based on results of the NI 43-101 resource calculation, the Joint Venture has engaged Starkey and Associates of Toronto to complete initial metallurgical and engineering testwork.  Composite samples have been submitted and results are expected in the second quarter.  Continued exploration in 2011 will be based on the drilling results from the winter program, recommendations from the NI 43-101 Resource and Technical Report as well as positive metallurgical and engineering testwork.

A plan map of the Amisk Gold Project, detailed map showing current drill collar locations and a representative cross section through the deposit can be viewed at Claude's website www.clauderesources.com.

Claude Resources holds approximately 10 percent interest in St. Eugene's issued and outstanding common shares as of December 31st, 2010.

In addition to advancing the Amisk Gold Project, Claude continues to focus on expanding the production profile and resource base at the Seabee Operation and has initiated Phase II underground drilling at the Madsen Property in Red Lake.  The Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 2.0 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

For further information:

Neil McMillan, President & CEO

Phone: (306) 668-7505

or

Brian Skanderbeg, P.Geo, Vice President, Exploration

Phone: (306) 668-7505

Email: ir@clauderesources.com

Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 05-MAY-11